Exhibit 99.1

Delhaize Group Implements Cross Guarantees with Delhaize America

BRUSSELS, Belgium—May 23, 2007—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today the implementation of cross-guarantees between Delhaize Group SA and Delhaize America, Inc., its largest subsidiary.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group: “The implementation of cross-guarantees will improve Delhaize Group’s access to the capital markets and increase our financial flexibility.”

Delhaize Group and Delhaize America, along with substantially all of Delhaize America’s subsidiaries now guarantee each other’s existing and future unsubordinated financial debt obligations. All senior and unsecured debt at Delhaize Group and Delhaize America now rank pari passu.

The implementation of cross-guarantees was conditional upon Delhaize Group obtaining a credit rating from Moody’s and S&P at least as strong as the last credit rating and outlook of Delhaize America. On May 14, 2007, Moody’s gave Delhaize Group an investment grade rating of Baa3 (with a stable outlook), and S&P gave a BB+ rating (with a positive outlook) to Delhaize Group. Delhaize Group will now be the rated entity instead of Delhaize America.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Amy Shue: + 1 704 633 82 50 (ext. 2529)

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of March 2007, Delhaize Group’s sales network consisted of 2,717 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and EUR 351.9 million (USD 441.8 million) in net profit. At the end of 2006, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Delhaize America, Inc. is the largest subsidiary of Delhaize Group. At the end of March 2007, it operated on the East Coast of the U.S. 1,551 stores and employed approximately 109,000 people. In 2006, it posted, under IFRS, USD 17.3 billion in net sales and other revenues (71.6% of Delhaize Group) and USD 961.0 million in operating profit (80.7% of Delhaize Group).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.